January 17, 2007	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

Via EDGAR and Federal Express

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
Division of Corporation Finance
Mail Stop 3561
100 F Street
Washington, DC 20549

Re:	Spectre Gaming, Inc. (the “Company”) Registration Statement on Form SB-2 File No. 333-137751 Filed on October 2, 2006

Dear Mr. Morris:

This letter responds on behalf of the Company to the comment letter from the Commission dated October 27, 2006 with respect to the filing referenced above. Included below are the SEC’s comments and the corresponding responses of the Company, which are being submitted together with Amendment No. 1 to Form SB-2 (the “Amended Registration Statement”). For your convenience, we are also sending you two clean copies of the Amended Registration Statement, and two copies marked to show our changes from the filing made on October 2, 2006.

General

1.
Please note that our comments regarding this registration statement should also be applied to the registration statement on Form SB-2 (333-137811) filed by the company on October 5, 2006, where applicable.

We have so noted, and will make cumulative changes to our registration statement on Form SB-2 (333-137811) at the conclusion of the comment and review process with Commission staff relating to this registration statement on Form SB-2 (333-137751).

2.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

The Company determined that the subject offering is appropriately characterized as a secondary offering based on the following factors:

•	The Company will receive no proceeds from the offering.

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

•	None of the selling shareholders are in the business of underwriting securities.

•
The sole selling shareholder who has identified itself to the Company as a potential affiliate of a registered broker-dealer has certified to the Company that the securities purchased from the Company in the related transaction were purchased in the ordinary course of business and for the shareholder’s own account, and that, at the time of acquisition, there were no agreements or understandings, directly or indirectly, with any person (including the Company) to distribute such securities or the shares of common stock the resale of which are covered under the registration statement.

•	The securities were acquired in an arms-length transaction that was the subject of extensive negotiation.

•
The protective provisions relating to the offer and sale of the convertible debentures relate, by and large, to the convertible debentures themselves. Coupled with the fact that the purchasers negotiated rights of first refusal, various negative covenants protecting investors, and a three-year maturity date, and provided appropriate representations and warranties in favor of the Company, lead the Company to conclude that the purchasers were not intending to immediately convert their debentures and sell shares of common stock on the open market.

•	The purchasers of the convertible debentures acquired such securities over four months ago, and none of such investors have converted their debentures into shares of common stock.

•
The majority of selling shareholders have previously invested in the Company’s common stock, Series A Preferred Stock, Series B Variable Rate Convertible Preferred Stock, or debt securities, and remain holders of the Company’s securities (even without regard to the convertible debentures) as of the date of this letter. Their relationship and history with the Company does not indicate that they are intending to distribute securities as conduits for the Company.

•
While the amount of shares being registered is large, this is due in part to the requirement under the Registration Rights Agreement related to the Convertible Debt Financing (as defined in the registration statement) that the Company register 130% of the shares issuable in satisfaction of principal and interest payments and upon exercise of the related warrants. Presumably, the investors desired excess shares to be registered in case an event occurred that altered the conversion price or exercise price of their securities, as applicable.

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

3.
Please revise your disclosure, as appropriate, to disclose the registration of additional shares pursuant to your Form SB-2 filed on October 5, 2006 (file no. 333-137811). Please address the dilutive effects of this additional registration statement as well as the requirement under the convertible preferred stock financing documents stating that if the number of shares underlying the Series B preferred stock required to be registered for resale exceeds 90% of the shares actually registered, an additional registration statement covering at least 130% of the shares required to be registered must be filed.

In response to the comment, we have added a new risk factor discussing the downward pressure on the market price of our common stock resulting from the two registration statements. In the risk factor, we have specifically mentioned the downward pressure from potential sales (i.e., the availability of shares for resale) and our obligations to file additional registration statements if the number of shares required to be registered in each of the two offerings exceeds 90% of the amount actually registered. Please see page 8.

Outside Facing Page

4.
Please revise the cover of the registration statement to include the following language and check the box: “If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.”

We have revised the registration statement as you have requested.

Cover Page

5.
We note from your cover page that 6,977,865 shares “potentially issuable” in connection with the convertible debentures or certain warrants are being registered. Please revise to disclose the nature of these shares and the contractual terms pursuant to which they are being registered. For example, we note from page 3 that upon the occurrence of certain events, the company will be required to pay liquidated damages in the form of cash or common stock. Are these shares being registered in the event the company is required to pay liquidated damages? Are any shares on registration statement 333-137811 being so registered? Revise accordingly.

The Company is not registering shares issuable in satisfaction of any liquidated damages provisions under the registration statement or under registration statement 333-137811. As the staff has pointed out in comment no. 3 above, the Company is generally obligated to register 130% of the “Registrable Securities” involved in the financing transactions involving both the convertible preferred stock and the convertible debentures. The shares referred to as “potentially issuable” relate to the 30% of the total of such shares that exceed the amount actually issuable under the conversion formulae for the preferred stock and debentures, respectively, on the dates the registration statements were filed. In the Amended Registration Statement, we have attempted to concisely explain the nature of these shares and the related contractual terms. Please see the cover page of the prospectus and page 3.

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

Summary

Our Company, page 1

6.
Please revise the description of your business, including the descriptions of the different submarkets, to more clearly explain what your products do. Providing examples of some of your machines in each submarket would be helpful. Additionally, while not mentioned in the summary section, we note in the risk factors and other sections of the filing that you reference your “game cabinet manufacturing operations.” Clarify whether this is a term used to describe your business generally or whether it is a separate line of products.

We have added disclosure in the Summary and Description of Business sections of the prospectus aimed at more clearly explaining our products and how our game cabinet manufacturing operations relate to our business. Please see pages 2 and 21.

7.	Please revise the last sentence of the first paragraph to explain the phrase “Class II and Class III gaming.”

We have revised the last sentence in to include a general explanation for what constitutes “Class II” and “Class III” gaming. In particular, we have indicated that Class II gaming is generally defined to include bingo and bingo-style games, while Class III gaming is typically associated with Las Vegas style casinos games such as slot machines. Please see page 1.

8.
In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company. Additionally, disclose that your auditors have issued a going concern opinion and disclose the amount of your accumulated deficit. Finally, disclose that you have sufficient cash to continue operations only through November 2006. We note your disclosure on page 5.

We have added several paragraphs of summary financial and liquidity/cash position disclosures, including a summary table providing our most recent audited and interim operating results. Please see pages 1-2 of the Amended Registration Statement.

9.
Please remove the text discussing your opinions with respect to your competitors’ businesses or provide us with a basis for such statements. In this regard, we note the descriptions of your competitors’ “antiquated” technology and the statement that you believe many of your competitors’ devices “are operating in manners that do not comply with applicable laws and regulations, and may therefore be subject to seizures and forfeitures by state and local authorities.” Revise throughout the document, including your Business section, to remove these and any similar statements.

We have revised the registration statement as you have requested. Please see pages 2 and 21-22 of the Amended Registration Statement.

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

Countertops/Touchscreens, page 2

10.
Please revise the last sentence of this section to clarify your statement that your system will “facilitate the changing of games once they have met their normal ‘shelf life’. . .” We do not understand your disclosure here.

The Company has revised this section by adding disclosure in the introductory paragraph to the subsection captioned “Markets.” The revised introductory paragraph now reads as follows:

“The Company has identified four specific aspects, or submarkets, of the AWP market to focus on: countertop and touchscreen machines, redemption and novelty, eight-liner/video poker, and other aspects that we believe are untapped. The games currently in operaton in these markets consist primarily of stand-alone games that do not operate under a client/server model, have no downloadable capabilities, and require a board swap or EPROM (Erasable, Programmable, Read Only Memory) changes and new graphics on the glass or cabinet to change games and play. These changes to a game are often required after they have been in the market for a period of time and players tire of playing it. Because the Spectre system permits games to be changed remotely from a central server, we believe that the Spectre server-based AWP system will facilitate the changing of games once they have met their normal play cycle and at a fraction of the cost of stand-alone games. The Company also believes that, because of the technology employed in its games, it can provide better game content, superior graphics and an overall high quality experience for its players.”

Please see page 2 of the Amended Registration Statement.

Other Untapped Markets, page 2

11.	Please provide the basis for your estimate that several hundred thousand AWP devices may be sold to untapped markets.

According to industry publication “Play Meter” magazine, there were 270,000 countertop/touchscreen, redemption/novelty and eight-liner/video-poker machines in operation in 2004. Based on those statistics and the Company’s own internal investigation of the existing and what it perceives as untapped markets, the Company believes that there is a market for several hundred thousand AWP machines in the cited untapped markets.

12.
You state that the registration statement covers 7,120,800 shares of common stock issuable upon the exercise of various warrants. Please revise to reconcile this figure with the 17,464,274 warrant shares identified on the cover page and elsewhere in the registration statement or advise.

We had intended to explain the provenance of warrant shares issuable under warrants issued other than in the Convertible Debt Financing. We have revised the registration statement to make this more clear. Please see page 4. Accordingly, we have accurately reflected the total amount of common shares covered by the registration statement and issuable under issued in the Convertible Debt Financing (10,343,474) and in other transactions (7,120,800) (totaling 17,464,274).

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

Risk Factors

13.
Please add a risk factor discussing the risks your indebtedness poses to the company and include a discussion regarding the various interest rates associated with your debt. Ensure that your discussion includes quantified amounts with respect to your total indebtedness and your various interest rates in order to put the risk in perspective for investors.

In response to your comment, we have inserted a new risk factor in the registration statement. Please see page 6 of the Amended Registration Statement. The new risk factor includes a table of indebtedness, maturity dates, and interest rates. In addition, we have highlighted some the risks described in the paragraphs following the table by adding them to the Prospectus Summary.

Our independent auditors have substantial doubt, page 6

14.	Revise to quantify your net losses and your accumulated deficit.

We have revised the risk factor as you have requested. Please see page 6 of the Amended Registration Statement.

Our officers and directors . . . market price of our common stock, page 9

15.	We note that the beneficial ownership percentages in this section do not reconcile with the figures contained in the table on page 33. Please revise accordingly.

The percentages contained in the risk factor were inaccurate. In the Amended Registration Statement, we have updated the relevant shareholdings in both the risk factor and the beneficial ownership sections of the document and ensured their accuracy. Please see pages 9 and 33.

Cautionary Note Regarding Forward-Looking Statements, page 12

16.	Please remove your references to Sections 27A and 21E of the Securities Act of 1933 and the Securities Exchange Act of 1934, respectively, as they are not available for penny-stock companies.

We have revised the section to eliminate references to the Securities Act and Securities Exchange Act, and to eliminate any suggestion that forward-looking statements contained in the prospectus are covered by safe harbors provided by such acts. Please see page 12 of the Amended Registration Statement.

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

MD&A

Overview, page 13

17.
In the second paragraph you indicate that you “invested heavily” in research and development in 2004. However, on pages 14 and 22 you state that your expenses for research and development in 2004 were $0. Please explain. Additionally, you state that the company raised “substantial capital” in two private placements during 2004. Revise to quantify the amount of capital that was raised.

The second paragraph of our MD&A discusses the Company’s prior efforts in Class II and Class III Native American gaming markets, with respect to which the Company did in fact invest heavily in research and development during 2004. In contrast, the discussions contained in pages 14 and 22 of the registration statement relate only to continuing operations – i.e., the Company’s ongoing AWP business.

In response to the second comment raised above (relating to our reference to capital raising activities), we have added disclosure to quantify the capital raised in the subject transactions. Please see page 13.

18.	We note the final paragraph of this section. Please expand your disclosure to more fully address your current backlog and your anticipated timetable for filling these outstanding orders.

The Company currently has approximately 800 AWP machines in operation and has agreements signed and a backlog of over 4,500 machines as of December 22, 2006, which orders the Company expects to fulfill in the next 12 to 24 months. We have included disclosure to this effect in the Amended Registration Statement. Please see page 14.

19.	Revise the first paragraph on page 18 to clarify whether the $600,000 of short-term loans has been paid off or remains outstanding.

We have added disclosure to indicate that the Company has paid back all $600,000 in short-term loans obtained in May 2006. Please see page 18.

20.
We note from the second paragraph of this section that preferred shareholders “elected” to receive common shares in lieu of cash. As it appears that the preferred shareholders have discretion with respect to receiving interest payments in either cash or stock, provide us with a thorough analysis explaining why you believe the offering of 1,139,698 PIK shares was complete prior to the filing of registration statement 333-137811. Provide a similar analysis with respect to the PIK shares being registered on registration statement 333-137751 or confirm that the investors have no discretion with respect to whether they receive interest payments in cash or stock and point us to the specific section(s) of the related documents that contain this limitation.

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

Series B Variable Rate Convertible Preferred Stock

Under Section 3(a) of the Certificate of Designation relating to the Series B Variable Rate Convertible Preferred Stock, holders of preferred stock receive dividends relating to such preferred stock in the following manners:

•	First, if funds are legally available for the payment of dividends and certain conditions relating to (referred to as the “Equity Conditions”) are not met, then dividends shall be paid in cash.

•	If funds are legally available for the payment of dividends and the Equity Conditions are met, then the Company has the option to pay the dividends in cash or in shares of common stock.

•	If funds are not legally available for the payment of dividends and the Equity Conditions are met, then dividends shall be paid in shares of common stock.

•
If funds are not legally available for the payment of dividends and the Equity Conditions are waived by the holders of preferred stock, then the waiving holders shall receive shares of unregistered common stock.

•
If funds are not legally available for the payment of dividends and the Equity Conditions are not waived by the holders of preferred stock, then the unpaid dividends accrue to the next payment date for dividends or accrete to the outstanding stated value of the preferred shares.

In the particular transaction referenced on page 18 of the registration statement, the Company’s board of directors determined that funds were not legally available for the payment of dividends at the relevant dividend payment date. Furthermore, the Equity Conditions were not met at such date. In accordance with Section 3(a) of the Certificate of Designation, the Company notified the preferred shareholders that funds were not legally available for the payment of dividends. After such notification, a majority of the holders of preferred shares elected to waive the Equity Conditions and receive shares of unregistered common stock.

The SEC Telephone Interpretations Manual (March 1999 Supplement) states that the staff will not object to a PIPE resale registration of securities prior to their issuance if the issuer has (i) completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself), and (ii) the investor is at market risk at the time of filing of the resale registration statement. See Interpretation 3S. The relevant interpretation goes on to restate the “Black Box” criteria as to when a private placement is “complete”—requiring investors to have executed a binding agreement to purchase the securities, with no conditions within the investors’ control. The relevant interpretation also plainly states that “the staff’s PIPEs analysis applies to the convertible security, not to the underlying common stock.”

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

In the case of the preferred stock, at the time of the filing of registration statement 333-137811 on December 9, 2005, the Company had closed the sale of the preferred stock through a single transaction on October 27, 2005. At that time, and pursuant to the related Securities Purchase Agreement, the purchasers of the preferred shares were irrevocably bound to purchase the preferred shares absent any conditions within their control. Furthermore, from the time of the closing through the filing of the registration statement, the preferred shareholders were subject to market risk by purchasing a definitive number of preferred shares at a set price.

Variable Rate Convertible Debentures

Under Section 2 of the Variable Rate Convertible Debentures due February 28, 2009, the holders of such debentures receive interest relating to such securities, payable in common stock, only if (i) certain “Equity Conditions” are met, (ii) certain market price and market volume conditions are met, (iii) the Company has provided notice in compliance with the Section, and (iv) the Company shall have delivered shares electronically through DTC. Under no conditions do the debentures provide for the payment of interest through the issuance of common shares in a manner involving any decisions by, or conditions within the control of, investors.

In the case of the debentures, at the time of the filing of registration statement 333-137751 on October 5, 2006, the Company had closed the sale of the debentures through a single transaction on August 18, 2006. At that time, and pursuant to the related Securities Purchase Agreement, the purchasers of the debentures were irrevocably bound to purchase the debentures absent any conditions within their control. Furthermore, from the time of the closing through the filing of the registration statement, the debentures were subject to market risk by purchasing debentures in definitive principal amounts and at set prices.

Description of Business, page 21

21.
You state on page F-25 that approximately 70% of your revenues are derived from sales to three customers. Please revise this section to disclose your dependence on three major customers. Refer to Item 101(b)(6).

The disclosure contained in the registration statement relates to discontinued operations. The Company has no current dependence on these three major customers. As a result, we do not believe that any changes to the Description of Business contained in the prospectus are necessary.

The Markets, page 21

22.
As a follow-up to comment 6 above, please expand your disclosure to more specifically describe the gaming systems currently available in the redemption/novelty and eightliner/video poker markets. In addition, please address why you believe your gaming systems will gain acceptance in those markets.

The Company has addressed these issues in the Amended Registration Statement. Please see page 21.

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

Security Ownership of Certain Beneficial Owners and Management, page 33

23.	Please revise the beneficial ownership table to identify the person possessing voting and investment power with respect to the shares held by Perkins Capital Management, Inc.

Perkins Capital Management, Inc. possesses sole investment/dispositive power with respect to all of the shares held by it. Nevertheless, Perkins Capital Management possesses sole voting power only with respect to 1,204,875 shares held by it. Voting power for the remaining shares are held by a wide variety of persons and entities. Please see page ___.

24.	Please revise footnote (11) to clarify whether Mr. Eibensteiner is an affiliate of Wyncrest Capital, Inc.

Mr. Eibensteiner is an affiliate of Wyncrest Capital, Inc., and have appropriately revised the footnote as you have suggested. Please see page 34.

Certain Relationships and Related Transactions, page 35

25.
Please revise to state, if true, that the terms of each related party transaction were equivalent to the terms that could have been received in an arms-length transaction. If they are not, please revise to discuss.

We have added a single sentence at the end of the Certain Relationships and Related Transactions section of the prospectus to indicate that the terms of each transaction discussed therein were at least equivalent to those that could have been received in an arms-length transactions. Please see page 37.

Selling Shareholders, page 41

26.
Please tell us whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers. If any of the selling shareholders are broker-dealers who did not receive the shares being offered on their behalf as compensation for placement agent services, please name them as underwriters. To the extent any of the selling shareholders are affiliates of registered broker-dealers, please confirm, if true, that they acquired the securities being registered in the ordinary course of business and at the time of the acquisition had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company has received information from Amatis Limited indicating that Amatis is or may be an affiliate of Amaranth Securities L.L.C. and Amaranth Global Securities Inc., each of which are broker-dealers registered under Section 15(b) of the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. In the materials received from Amatis Limited and its trading advisor, Amaranth Advisors L.L.C., such firms certified that the securities covered in the registration statement were purchased in the ordinary course of business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

27.	Please revise to ensure that you have disclosed the natural persons possessing voting and investment power for each entity listed in the table.

We have revised the footnotes to the selling shareholder table to identify the natural persons having beneficial ownership over the shares owned by each entity that is a selling shareholder.

28.
While we note that the majority of the shares being offered relate to the convertible debt financing, please revise the footnotes regarding the “Holders of Various Warrants” to explain the material terms of the transactions in which the selling shareholders received their securities. Additionally, if any of the other shares being offered do not relate to the convertible debenture financing, revise to disclose the material terms of those transactions, as well. For example, we note that footnotes 4 and 5 reference outstanding common shares in addition to those related to the convertible debt financing.

Under the section of the selling shareholder table that is captioned “Participants in Convertible Debt Financing,” no shares offered relate to any transaction other than the Convertible Debt Financing (as defined in the prospectus).

Under the section of the selling shareholder table that is captioned “Holders of Various Warrants,” we have included securityholders and their related shares that we have already described in the Prospectus Summary section of the prospectus, under the caption “The Offering - Other.” The total number of common shares included in this part of the selling shareholder table equals 7,120,800. In lieu of adding voluminous and repetitive footnote disclosures for each selling shareholder under this caption, we have instead added a footnote to the caption itself referring the reader to the Prospectus Summary section of the document. Please see page 41.

Undertakings, Part II

29.	Please revise the undertakings consistent with updated Rule 512 of Regulation S-B.

We have revised the undertakings as you have requested. Please see page II-8.

Closing Comments

In response to your closing comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

Securities and Exchange Commission
Attention: Daniel H. Morris, Attorney-Advisor
January 17, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company expects to reiterate these acknowledgements upon its submission of an acceleration request relative to the subject filing.

* * * *

Please do not hesitate to contact me at (612) 672-8305 or William M. Mower at (612) 672-8358, with any questions concerning the responses included in this letter on behalf of the Company.

Sincerely, /s/ Paul D. Chestovich Paul D. Chestovich

PDC:ck

Enclosures

cc:	Kevin M. Greer William M. Mower